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                          June 15, 2023

       Victor G. Dodig
       President and Chief Executive Officer
       Canadian Imperial Bank of Commerce
       81 Bay Street, CIBC Square
       Toronto, Ontario, Canada M5J 0E7

                                                        Re: Canadian Imperial
Bank of Commerce
                                                            Registration
Statement on Form F-3
                                                            Filed June 6, 2023
                                                            File No. 333-272447

       Dear Victor G. Dodig:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Edward S. Best, Esq.